Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-180342

Final Term Sheet (Total Offering Size: $1,300,000,000)

2.375% Notes due March 12, 2019

Issuer:	Ford Motor Credit Company LLC

Trade Date:	June 13, 2014

Settlement Date:	June 20, 2014 (T+5)

Maturity:	March 12, 2019

Size:	$200,000,000 (Reopening of $1,100,000,000 of 2.375% Notes due March 12, 2019 issued on March 12, 2014, giving a total outstanding amount of $1,300,000,000)

Coupon:	2.375%

Benchmark Treasury:	1.500% due May 2019

Benchmark Treasury Yield and Price:	1.700%; 99-01 ¾

Spread to Benchmark Treasury:	64 basis points

Reoffer Yield:	2.340%

Price to Public:	100.154% of principal amount plus accrued interest from March 12, 2014

Dealer’s Commission:	0.350%

Proceeds (After Underwriting Fees and Before Expenses) to Issuer including Accrued Interest:	$200,901,055.56 (100.451%)

Accrued Interest Payable to Issuer:	$1,293,055.56 accrued from and including March 12, 2014 to but excluding anticipated date of settlement, June 20, 2014

Interest Payment Dates:	Semi-annually on each March 12 and September 12, beginning September 12, 2014

Joint Bookrunners:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

CUSIP/ISIN:	345397 WP4 / US345397WP47

It is expected that delivery of the Notes will be made against payment therefor on or about June 20, 2014, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes on the date of pricing or the following business day will be required, by virtue of the fact that the Notes initially will settle in

T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146, or Morgan Stanley & Co. LLC, toll free at 1-866-718-1649.